UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         AMENDMENT NO. ___________*


                      THE YANKEE CANDLE COMPANY, INC.
-----------------------------------------------------------------------------
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 984757104
          -------------------------------------------------------
                               (CUSIP Number)



FRIED, FRANK, HARRIS, SHRIVER & JACOBSON      FORSTMANN LITTLE & CO.
    ONE NEW YORK PLAZA                            SUBORDINATED DEBT AND
    NEW YORK, NY  10004                           EQUITY MANAGEMENT BUYOUT
    ATTN:  LOIS HERZECA, ESQ.                     PARTNERSHIP-VI,L.P.
    (212) 859-8000
                                              FORSTMANN LITTLE & CO. EQUITY
                                                  PARTNERSHIP-V, L.P.

                                                  C/O FORSTMANN LITTLE & CO.
                                                  767 FIFTH AVENUE
                                                  NEW YORK, NY  10153
                                                  ATTN:  WINSTON W. HUTCHINS
                                                  (212) 355-5656

-----------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                                JULY 6, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                13D

CUSIP No. 984757104

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY
          MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                13,661,830

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              13,661,830

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,661,830

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.1%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                13D

CUSIP No. 984757104

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                20,745,742

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              20,745,742

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,745,742

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.1%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   Security and Issuer
          -------------------

          This Statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of The Yankee Candle Company, Inc., a Massachusetts corporation ("Yankee Candle"). The principal executive offices of Yankee Candle are located at 102 Christian Lane, Whately, Massachusetts 01093.

ITEM 2.   Identity and Background
          -----------------------

          This statement is filed by Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V") and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. ("MBO-VI").

ITEM 2.   (a), (b), (c)
          -------------

          Equity-V and MBO-VI are New York limited partnerships which are private investment firms. Information with respect to the identity, address and background of the general partners of each of Equity-V and MBO-VI is set forth on Schedule I attached hereto.

          The address of the principal office of each of MBO-VI and Equity-V is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

ITEM 2.   (d), (e)
          --------

          During the last five years, neither MBO-VI nor Equity-V nor, to the knowledge of MBO-VI and Equity-V, any person identified in Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          On April 27, 1998, Yankee Candle Holdings Corp., a Delaware corporation ("Yankee Candle Holdings"), which was newly formed by Equity-V, MBO-VI and executives of Yankee Candle, purchased 449.9782 shares of Yankee Candle common stock, no par value ("Old Yankee Candle Stock"), for $180 million from Michael Kittredge, the founder of Yankee Candle. On July 6, 1999, Yankee Candle was reorganized (the "Reorganization") pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement"), in contemplation of an initial public offering, as follows: (i) Yankee Candle Holdings transferred 449.9782 shares of Old Yankee Candle Stock to Yankee Candle in exchange for 43,545,479 shares of Common Stock, and 554,521 options to purchase Common Stock; and (ii) Yankee Candle Holdings was liquidated and all of the shares of Common Stock, and options to purchase Common Stock, received from Yankee Candle were distributed to the Yankee Candle Holdings stockholders.

          Pursuant to the liquidation and distribution of the assets of Yankee Candle Holdings, Equity-V received 25,038,949 shares of Common Stock, and MBO-VI received 16,489,064 shares of Common Stock.

          The foregoing description of the Reorganization Agreement is not intended to be complete and is qualified in its entirety by the complete text of such Reorganization Agreement which is incorporated herein by reference. The Reorganization Agreement is filed as Exhibit 1 hereto.

ITEM 4.   Purpose of Transaction
          ----------------------

          Equity-V and MBO-VI acquired the shares of Common Stock in the Reorganization, as more fully described in Item 3, in contemplation of an initial public offering of Common Stock. On July 7, 1999, Equity-V sold 4,293,207 shares of Common Stock and MBO-VI sold 2,827,234 shares of Common Stock in Yankee Candle's initial public offering of Common Stock, at the initial public offering price of $18.00 per share.

          Except as set forth above, neither Equity-V nor MBO-VI nor, to the knowledge of Equity-V and MBO-VI, any person identified in Schedule I, has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          The following information is as of July 7, 1999:

          (i) Equity-V:

          (a) Amount Beneficially Owned:

          Equity-V directly owns 20,745,742 shares of Common Stock. FLC XXX Partnership ("FLC XXX"), a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-V. Theodore J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky, Sandra J. Horbach, Thomas Lister, Winston W. Hutchins and Erskine B. Bowles, each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC XXX. Mr. Bowles does not have any voting or investment power with respect to, or any economic interest in, the shares of Common Stock held by Equity-V; and, accordingly, Mr. Bowles is not deemed to be the beneficial owner of these shares.

          The shares of Common Stock owned by Equity-V represent approximately 38.1% of the Common Stock.

          (b) Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote -- 20,745,742.

               (ii)   shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of -- 20,745,742

               (iv) shared power to dispose or to direct the disposition of -- None.



          (ii) MBO-VI:
               ------

          (a) Amount Beneficially Owned:

          MBO-VI directly owns 13,661,830 shares of Common Stock. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VI. Theodore J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky, Sandra J. Horbach, Thomas Lister, Winston W. Hutchins and Erskine B. Bowles, each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC
XXIX. Mr. Lister and Mr. Bowles do not have any voting or investment power with respect to, or any economic interest in, the shares of Common Stock held by MBO-VI; and, accordingly, Mr. Lister and Mr. Bowles are not deemed to be the beneficial owners of these shares.

          The shares of Common Stock owned by MBO-VI represent approximately 25.1% of the Common Stock.

          (b) Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote -- 13,661,830

               (ii)   shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of -- 13,661,830.

               (iv) shared power to dispose or to direct the disposition of -- None.

          (iii) Except as set forth in response to Item 4, neither Equity-V nor MBO-VI nor, to the knowledge of Equity-V and MBO-VI, any person identified in Schedule I, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

          MBO-VI and Equity-V (the "Forstmann Little partnerships") have entered into a Registration Rights Agreement with Yankee Candle, dated May 6, 1999 (the "Registration Rights Agreement"), pursuant to which Yankee Candle has granted to the Forstmann Little partnerships six demand rights to cause Yankee Candle to register under the Securities Act of 1933, as amended (the "Securities Act"), all shares of Common Stock held by the Forstmann Little partnerships.

          Pursuant to stockholder's agreements ("Stockholder's Agreements") between Yankee Candle and certain senior executive officers ("Stockholders") of Yankee Candle, the Stockholders may participate proportionately in any sale by the Forstmann Little partnerships of all or a portion of their shares of Common Stock to any person who is not a partner or affiliate. In addition, the Stockholders are entitled to, and may be required to, participate proportionately in a public offering of shares of Common Stock by the Forstmann Little partnerships, by selling the same percentage of their shares that the Forstmann Little partnerships are selling of their shares. The sale of shares of Common Stock in this transaction must be for the same price and otherwise on the same terms and conditions as the sale by the Forstmann Little partnerships. If the Forstmann Little partnerships sell or exchange all or a portion of their Common Stock in a bona fide arm's-length transaction, the Forstmann Little partnerships may require the Stockholders to sell a proportionate amount of their shares for the same price and on the same terms and conditions as the sale of Common Stock by the Forstmann Little partnerships and, if stockholder approval of the transaction is required, to vote their shares in favor of the sale or exchange.

          Pursuant to a Stockholder's Agreement, dated as of April 27, 1998 (the "Kittredge Agreement"), between Yankee Candle and Michael Kittredge ("Kittredge"), Kittredge may participate proportionately in any sale by the Forstmann Little partnerships of all or a portion of their shares of Common Stock to any person who is not a partner or affiliate. In addition, Kittredge is entitled and required to participate proportionately in a public offering of shares of Common Stock by the Forstmann Little partnerships, by selling the same percentage of his shares that the Forstmann Little partnerships are selling of their shares. The sale of shares of Common Stock in this transaction must be for the same price and otherwise on the same terms and conditions as the sale by the Forstmann Little partnerships. If the Forstmann Little partnerships sell or exchange all or a portion of their Common Stock in a bona fide arm's-length transaction, the Forstmann Little partnerships may require Kittredge to sell a proportionate amount of his shares for the same price and on the same terms and conditions as the sale of Common Stock by the Forstmann Little partnerships and, if stockholder approval of the transaction is required, to vote his shares in favor of the sale or exchange.

          Each of the Forstmann Little partnerships has signed a Management Rights Letter (the "Management Rights Letters") dated as of May 1, 1999, whereby Yankee Candle has agreed to give the Forstmann Little partnerships a contractual right to elect two directors of Yankee Candle so long as the Forstmann Little partnerships own any voting securities of Yankee Candle.

          The foregoing description of the Registration Rights Agreement, the Stockholder's Agreements, the Kittredge Agreement and the Management Rights Letters are not intended to be complete and is qualified in its entirety by the complete text of such Registration Rights Agreement, Stockholder's Agreements, the Kittredge Agreement and the Management Rights Letters all of which are incorporated herein by reference. The Registration Rights Agreement, a form of the Stockholder's Agreement, the Kittredge Agreement and the Management Rights Letters are filed as Exhibits 2, 3, 4 and 5 hereto, respectively.

          Except as set forth in Items 3 and 6 of this statement or incorporated by reference herein, neither Equity-V nor MBO-VI, nor to the knowledge of Equity-V and MBO-VI, any person identified in Schedule I, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Yankee Candle.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------



     1. Agreement and Plan of Reorganization, dated July 2, 1999, between Yankee Candle and Yankee Candle Holdings, and the exhibits thereto.

     2. Registration Rights Agreement, dated as of May 6, 1999, among Yankee Candle, Equity-V and MBO-VI.

     3.   Form of Stockholder's Agreement between Yankee Candle and
          Stockholders.

     4. Stockholder's Agreement, dated as of April 27, 1998, between Yankee Candle and Kittredge. Filed as Exhibit 10.6 to Yankee Candle's Registration Statement on Form S-1 (File No. 333-76397) and incorporated herein by reference.

     5. Management Rights Letters, each dated as of May 1, 1999, between Yankee Candle and the Forstmann Little partnerships.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 15, 1999         FORTSMANN LITTLE & CO. EQUITY
                              PARTNERSHIP-V, L.P.


                              By:   FLC XXX Partnership,
                                    its general partner



                              By:  /s/ Winston W. Hutchins
                                  ---------------------------------
                                   Winston W. Hutchins,
                                   a general partner





                              FORTSMANN LITTLE & CO. SUBORDINATED DEBT AND
                              EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.



                              By:   FLC XXIX Partnership, L.P.
                                    its general partner



                              By:  /s/ Winston W. Hutchins
                                  ---------------------------------
                                   Winston W. Hutchins,
                                   a general partner

                                                               Schedule I
                                                               ----------

                            FLC XXX Partnership:
                             General Partner of
                                  Equity-V
                                  --------

     FLC XXX Partnership, a New York general partnership ("FLC XXX"), is the general partner of Equity-V. Its purpose is to act as general partner of Equity-V and other limited partnerships affiliated with Equity-V. The address of the principal office of Equity-V is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                Partners of
                                  FLC XXX
                                  -------

     The following are the general partners of FLC XXX, the general partner of Equity-V. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                           Theodore J. Forstmann
                           Nicholas C. Forstmann
                           Steven B. Klinsky
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins
                           Erskine B. Bowles


                        FLC XXIX Partnership, L.P.:
                             General Partner of
                                   MBO-VI
                                   ------

     FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), is the general partner of MBO-VI. Its purpose is to act as general partner of MBO-VI and other limited partnerships affiliated with MBO-VI. The address of the principal office of FLC XXIX is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                Partners of
                                  FLC XXIX
                                  --------

     The following are the general partners of FLC XXIX, the general partner of MBO-VI. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.



                           Theodore J. Forstmann
                           Nicholas C. Forstmann
                           Steven B. Klinsky
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins
                           Erskine B. Bowles